
WELCOME
TO Fabulous
THE PAD VEGAS
NEVADA

thepadclimbing.org/vegas-valley-updates San Luis Obispo, CA

THE PAD - LAS VEGAS

A climbing gym built with its community

Highlights

1. $2.2M raised for the Vegas project as of Aug. 13, 2026, before this Wefunder campaign
2. Demo done. Construction underway. Climbing walls shipped.
3. A former movie theater. A new home for Vegas climbing. 9400 W. Sahara.
4. 20+ years building and running climbing gyms—and we'll be running this one, too

5. Planned bouldering, ropes, fitness, kids programs and room to find your people

6. Community loans helped build our first gyms. Now it's Vegas's turn.

Team



Yishai Horowitz Founder + Chief Business Developer

SPV Voting Proxy

Yishai turns 'that would be cool' into 'how do we build it?' The Pad's co-founder brings hands-on experience in gym design, site selection, lease negotiation, and climbing-wall development to the Las Vegas project.



Josef Maier Climbing Director

Joe leads route setting across The Pad's gyms and is an employee owner. An accomplished climber, he has established first ascents in the Sierra, free climbed Freerider on El Capitan, and completed a sub-24-hour linkup of the Needles.



Kristin Horowitz CEO

Kristin is The Pad's CEO and co-founder. Over 20 years, she has helped grow the company from its beginnings in San Luis Obispo into a multi-location climbing community. She leads the team bringing that experience to Las Vegas.

Pitch Deck


WELCOME
TO Fabulous
THE PAD VEGAS
NEVADA
THE PAD VEGAS
Community Revenue Share Offering

Memo

Vegas, we've been looking forward to this.

We're bringing The Pad back to Vegas. A former movie theater at 9400 W. Sahara Avenue is becoming a place to climb, find your people, and stay a little longer than you planned.

Bouldering. Rope climbing. Fitness and training. Kids finding out what they can do. Friends cheering each other through the move that has been shutting them down all week.

That's the place we're building. And we want you to be part of it.

We were looking for a new home long before we closed our Henderson location. We loved the community there, but the building limited what we could create and ultimately wasn't the right long-term home for The Pad. We spent years looking for a space that would let us build the gym we knew Vegas could support. Now we're putting the work into making it happen.



Yes, things are moving.

If you've been following along, you've seen the fresh paint, the construction updates, and our questionable drawing of a boat carrying climbing walls. Your excitement means a lot. We're excited too.

- **$2.2 million raised for the Vegas project as of August 13, 2026.** This represents capital raised for the project prior to the Wefunder campaign. Much of that capital is already at work in the building, construction, climbing walls, equipment and other project costs.
- **Demolition is done.** Our September 11 update showed construction underway inside the new space and expected to be completed in November.
- **The walls are on their way.** Our September 14 update shared that the shipment had left the Bosphorus and was heading our way.
- **More than 20 years of building and operating climbing gyms.** The same leadership team developing The Pad

> Vegas will be responsible for getting it open and supporting the team that operates it.

We know you've been waiting. There is still wall installation, finishing work, inspections, route setting and opening preparation ahead. We'll keep showing you the progress as it happens; an opening date will follow when we can stand behind it.

A gym you want to come back to.

We want your first climb to feel possible. We want your hundredth visit to bring something new to work on. We want you to walk in alone and find someone to climb with.

The plan brings bouldering, ropes, fitness, kids programs, classes and room to hang out into one home for the Vegas climbing community. Come for a session. Bring a friend. Find yourself making plans to come back.

Kristin leads The Pad. Yishai brings the gym design and building experience. Joe leads setting across our gyms. We've spent years doing the everyday work that makes a gym worth belonging to, and we're bringing that experience here.



Existing Pad gyms—the kind of community and climbing experience we're bringing to Vegas.

People helped us build the first Pad.

When we were getting started in San Luis Obispo, people in our community lent us money because they believed in what we were building. They expected repayment. Their support helped make those early gyms possible.

We've never forgotten what that meant.

Now we're inviting people to learn about helping build the Vegas gym through Wefunder. You might be here because you love climbing. You might see an investment opportunity in an experienced team building a business. You might be both.

Either way, you deserve to know what your money would help do and how the investment would work.



What this raise helps build.

- **Capital raised to date:** $2.2 million prior to this Wefunder campaign
- **Wefunder target:** Up to $750,000
- **Additional direct equity financing:** Ongoing

Wefunder proceeds would help fund remaining construction and equipment, preopening expenses, staffing and working capital as the gym opens and membership grows.

Opening the doors matters. So does having the resources to take care of the people coming through them.

The target is before platform fees and other costs; this campaign is one part of the full financing plan. If we raise less than planned, we may need additional financing or changes to the project. The final offering will set out the raise limits and use of funds.

The investment, in plain English.

We're working with Wefunder on a revenue-share investment for The Pad Vegas. Rather than purchasing equity in the gym, investors would receive payments based on The Pad Vegas's revenue, subject to the terms of the final offering.

We are currently considering a 1.5× total repayment cap. For example, under that structure, a $1,000 investment could receive up to $1,500 in total payments, including repayment of the original $1,000 invested.

The final revenue-share percentage, payment schedule, repayment provisions and other terms will be set out in the official offering documents. Repayment depends on the performance of The Pad Vegas and is not guaranteed.

This investment would not give you ownership shares or purchase a gym membership. Original supporters keep their separately promised benefits without needing to invest again.

Like any investment, this involves risk. Construction delays, higher costs, slower membership growth and the need for additional financing can affect the project and repayment. You could lose your entire investment. Read the complete offering, including payment, deferral, priority, default and early-repayment provisions, before deciding whether it's right for you.





An existing Pad gym. Vegas is still being built.

“I helped build this.”

One day, we want you to walk through those old movie-theater doors, look around, and think exactly that.

Climb here. Bring your friends. Stay awhile.

If being part of this feels right to you, read the campaign details here on Wefunder and ask us your questions. We’d love for you to know what we’re building.